Exhibit 99.3

CONSENT OF AUTHOR

Re:	Technical Report entitled Fortuna Silver Mines Inc.: Caylloma Mine, Caylloma District, Peru (the “Report”) dated effective March 8, 2019, prepared for Fortuna Silver Mines Inc. (the “Company”)

I am a co-author of the Report and, pursuant to National Instrument 43-101:

1.	I consent to the public filing of the Report by the Company and to the inclusion of extracts from, or a summary of the Report, in the news release issued by the Company on March 27, 2019; and

2.	I confirm that I have read the said news release and that it fairly and accurately represents the information in the Report.

Dated: March 28, 2019.

“Amri Sinuhaji”
Amri Sinuhaji, P.Eng.